AGTOOLS INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
AGTools Inc.
Orange, California

We have reviewed the accompanying financial statements of AGTools Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, stockholders' equity/(deficit), and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 25, 2025
Los Angeles, California

AGTOOLS INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31, (USD $ in Dollars)	2024	2023
ASSETS		
Current Assets:		
Cash	$ 108,109	$ 180,670
Accounts Receivable	13,304	171,012
Prepaids and Other Current Assets	7,455	65,210
Total Current Assets	**128,868**	**416,892**
Property and Equipment, net	46,829	29,393
Intangible Assets	72,459	102,890
Total Assets	**$ 248,156**	**$ 549,175**
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts Payable	$ 512,657	$ 94,702
Credit Cards	3,186	1,557
Current Portion of Loans and Notes	63,125	120,480
Current Portion of Related Party Loans	126,300	-
Deferred Revenue	14,463	13,053
Total Current Liabilities	**719,731**	**229,792**
Convertible note, net of current portion	500,000	-
Accrued Interest on Convertible Notes	12,911	-
Related Party Loans, net of current portion	250,000	-
Simple Agreement for Future Equity	-	-
Total Liabilities	**1,482,642**	**229,792**
STOCKHOLDERS' EQUITY/(DEFICIT)		
Common Stock (par value of $0.0001 per share. 18,755,297 authorized to issue. As of December 31, 2024 and 2023, 9,748,745 shares were issued and outstanding)	975	975
Series Seed Preferred Stock (par value of $0.0001 per share. 2,317,034 authorized to issue. As of December 31, 2024 and 2023, , 2,317,034 shares were issued and outstanding.)	232	232
Series Seed-2 Preferred Stock (par value of $0.0001 per share. 1,882,775 authorized to issue. As of December 31, 2024 and 2023, , 1,882,775 shares were issued and outstanding.)	188	188
Series Seed-3 Preferred Stock (par value of $0.0001 per share. 1,441,818 authorized to issue. As of December 31, 2024 and 2023, , 1,441,818 shares were issued and outstanding.)	144	144
Series Seed-4 Preferred Stock (par value of $0.0001 per share. 130,157 authorized to issue. As of December 31, 2024 and 2023, 130,157 shares were issued and outstanding.)	13	13
Series Seed-5 Preferred Stock (par value of $0.0001 per share. 272,866 authorized to issue. As of December 31, 2024 and 2023, 272,866 shares were issued and outstanding.)	27	27
Additional Paid in Capital	5,663,471	5,663,471
Accumulated Deficit	(6,899,536)	(5,345,667)
Total Stockholders' Equity/Deficit	**(1,234,486)**	**319,383**
Total Liabilities and Stockholders' Equity/Deficit	**$ 248,156**	**$ 549,175**

See accompanying notes to financial statements.

AGTOOLS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 203,792	$ 537,896
Cost of Revenue	67,260	93,587
Gross Profit	**136,532**	**444,309**
Operating Expenses		
General and Administrative	1,415,550	1,855,844
Selling and Marketing	271,186	707,133
Total Operating Expenses	**1,686,736**	**2,562,977**
Operating Loss	**(1,550,204)**	**(2,118,668)**
Interest Expense	19,357	48,980
Other Income	(15,692)	(12,662)
Loss Before Provision for Income Taxes	**(1,553,869)**	**(2,154,986)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,553,869)**	**$ (2,154,986)**

See accompanying notes to financial statements.

AGTOOLS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/ (DEFICIT)
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Series Seed Preferred Stock Shares	Amount	Series Seed-2 Preferred Stock Shares	Amount	Series Seed-3 Preferred Stock Shares	Amount	Series Seed-4 Preferred Stock Shares	Amount	Series Seed-5 Preferred Stock Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance—December 31, 2022	10,870,355	$ 1,087	2,317,034	$ 232	-	$ -	-	$ -	-	$ -	-	$ -	$ 1,902,795	$ (3,190,681)	$ (1,286,567)
Issuance of Stock					1,882,775	$ 188							2,300,154		2,300,342
Conversion of Convertible Note and SAFEs to Stock							1,441,818	$ 144	130,157	$ 13	272,866	27	1,456,183		1,456,367
Share-Based Compensation													4,340		4,340
Cancellation of common shares contributed without consideration	(1,121,610)	(112)											-		(112)
Net Loss														(2,154,986)	(2,154,986)
Balance—December 31, 2023	9,748,745	975	2,317,034	232	1,882,775	188	1,441,818	144	130,157	13	272,866	27	5,663,471	$ (5,345,667)	$ 319,383
Issuance of Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Loss														(1,553,869)	(1,553,869)
Balance—December 31, 2024	9,748,745	$ 975	2,317,034	232	1,882,775	$ 188	1,441,818	144	130,157	13	272,866	27	$ 5,663,471	$ (6,899,536)	$ (1,234,486)

See accompanying notes to financial statements.

AGTOOLS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Years Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,553,869)	$	(2,154,986)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		10,525		10,309
Amortization of Intangibles Assets		30,431		49,264
Accrued Interest on Convertible Notes		12,911		9,603
Share-Based Compensation		-		4,340
Cancellation of common shares contributed without consideration				(112)
Provision for bad debts		219,303		
Changes in Operating Assets and Liabilities:				
Accounts Receivable		157,708		63,578
Prepaids and Other Current Assets		57,755		(56,168)
Accounts Payable		198,652		16,726
Deferred Revenue		1,410		(6,760)
Credit Cards		1,629		1,447
Other Current Liabilities		-		(10,302)
Net Cash Used In Operating Activities		**(863,545)**		**(2,073,062)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(27,961)		(28,933)
Purchases of Intangible Assets		-		(29,509)
Net Cash Used in Investing Activities		**(27,961)**		**(58,442)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		-		2,300,342
Borrowing on Related Party Loans		376,300		-
Repayment of Promissory Notes and Loans		(57,355)		(69,720)
Borrowing on Convertible Notes		500,000		-
Net Cash Provided by Financing Activities		**818,945**		**2,230,622**
Change in Cash		**(72,561)**		**99,118**
Cash —Beginning of The Year		180,670		81,552
Cash —End of The Year	$	**108,109**	$	**180,670**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	6,446	$	39,377
Cash Paid During the Year for Income Taxes	$	-	$	-
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion of Convertible Notes to Equity		-	$	398,000
Conversion of SAFE to Equity			$	1,058,367

See accompanying notes to financial statement

1.   NATURE OF OPERATION

AGTools Inc. was incorporated on August 28, 2020, in the state of Delaware. The financial statements of AGTools Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orange, California.

Agtools Inc. is a data science company providing a SaaS platform that delivers curated market data and real-time forecasts to decision-makers in the global food supply chain. The platform sources extensive data from countries worldwide to support leading retailers, distributors, and restaurant chains in reducing inefficiencies, food waste, and financial risk. The seasoned management team combines deep agricultural, technological, and analytical expertise to enhance decision-making and profitability in the Agri-finance market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2024, and 2023, the Company's cash did not exceed FDIC insured limits.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024 and 2023, the Company determined an allowance for expected credit loss of $219,303 and $0, respectively

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years

Intangible Assets

The Company incurs internal use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post-implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility, with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market-ready applications are also capitalized. Marketed software costs are amortized over their useful life, not exceeding five years.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is generated from subscriptions to the Company's cloud-based software platform, which provides curated market data and analytics to customers in the food supply chain.

Revenue from subscription services is recognized ratably over the subscription term as the performance obligations are satisfied, generally beginning on the date the customer is provided access to the platform. Contracts may also include professional services, such as data integration or customization, which are accounted for as separate performance obligations if they are distinct from the subscription service. The transaction price is allocated to each performance obligation based on relative standalone selling prices.

Amounts invoiced in advance of revenue recognition are recorded as deferred revenue. Payment terms are typically due within a short period after invoicing, and the Company evaluates collectability to determine whether an allowance for doubtful accounts is necessary.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $271,186 and $707,133, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Convertible Notes
Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or is callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses	7,455	13,094
Prepaid funds	-	52,116
Total Prepaids and Other Current Assets	$ 7,455	$ 65,210

Prepaid expenses represent payments made in advance for services to be consumed within the next twelve months.

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Computer Equipment	$ 68,403	$ 40,442
Property and Equipment, at cost	**68,403**	**40,442**
Accumulated Depreciation	(21,574)	(11,049)
Property and Equipment, net	$ **46,829**	$ **29,393**

Depreciation expense for the years ended December 31, 2024 and 2023 was $10,525 and $10,309, respectively.

5.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Software Development Costs	$ 152,154	$ 152,154
Intangible Assets, at cost	**152,154**	**152,154**
Accumulated Amortization	(79,695)	(49,264)
Intangible Assets, net	$ **72,459**	$ **102,890**

Amortization expense for the years ended December 31, 2024 and 2023 was $30,431 and $49,264, respectively.

Estimated annual amortization expense subsequent to December 31, 2024 is as follows:

Period	Amortization Expense
2025	$ 30,431
2026	30,431
2027	11,597
2028	-
Thereafter	-
Total	$ **72,459**

6.   DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2024			As of December 31, 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -NOVEL GROWTH PARTNERS	$ 200,000	1% per month,	18/10/2022	18/10/2025	56,125	-	56,125	113,480		113,480
Jaime Maqueda- No loan contract in place	$ 7,000	0.00%	2022	Not set	7,000	-	7,000	7,000		7,000
Total					**$ 63,125**	**$ -**	**$ 63,125**	**$ 120,480**	**$ -**	**$ 120,480**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 63,125
2026	-
2027	-
Thereafter	-
Total	**$ 63,125**

Related Party Loans

During 2024, the Company borrowed money from the related parties. The details of the loans are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2024			As of December 31, 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Martha Montoya	$ 60,000	5.00%	4/10/2024	12/31/2025	$ 26,300	$ -	$ 26,300	$ -	$ -	$ -
Promissory Note - Lustgarten, LLC,	$ 250,000	5.00%	1/30/2024	1/31/2026	-	250,000	250,000			-
Promissory Note - Logistic Solution Inc	$ 100,000	10.00%	4/28/2024	6/30/2024	100,000	-	100,000			-
Total					**$ 126,300**	**$ 250,000**	**$ 376,300**	**$ -**	**$ -**	**$ -**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 126,300
2026	250,000
2027	-
Thereafter	-
Total	**$ 376,300**

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note -Reinventure Capital Fund I, LP	$ 125,000	10.00%	08/22/2024	08/22/2026	$ -	$ 125,000	$ 125,000	$ -	$ -	$ -
Convertible Note -Serra Capital AgTech Fund, LP	125,000	10.00%	08/22/2024	08/22/2026	-	125,000	125,000	-	-	-
Convertible Note -Serra Capital AgTech Fund, LP	125,000	10.00%	10/07/2024	10/07/2026	-	125,000	125,000	-	-	-
Convertible Note -Reinventure Capital Fund I, LP.	125,000	10.00%	12/01/2024	12/01/2026	-	125,000	125,000	-	-	-
Total	**$ 500,000**				**$ -**	**$ 500,000**	**$ 500,000**	**$ -**	**$ -**	**$ -**

The Notes are subordinated to senior indebtedness and are secured by a security interest in substantially all of the Company's assets.

Conversion Features:

- Qualified Equity Financing (Automatic Conversion): Upon the closing of a Qualified Equity Financing in which the Company raises gross proceeds of at least $5 million, all outstanding principal and accrued interest automatically convert into the same class of equity securities issued in such financing at a conversion price equal to the lower of (i) 80% of the price paid by cash investors or (ii) a price based on a $15 million valuation on a fully diluted basis. Holders receive the same rights, preferences, and restrictions as other investors in such financing.
- Non-Qualified Equity Financing (Optional Conversion): In a financing raising less than $5 million, the outstanding principal and accrued interest may, at the option of the holders or with requisite holder consent, convert into equity securities at a conversion price equal to the lower of (i) 80% of the price paid by cash investors or (ii) a price based on a $15 million valuation on a fully diluted basis.
- Sale Transaction (Repayment or Conversion): In the event of a sale of the Company prior to repayment or conversion, holders may elect to (i) receive a cash payment equal to two times (2x) the outstanding principal and accrued interest, or (ii) convert all outstanding amounts into common stock at a conversion price based on a $15 million liquidation valuation.
- Maturity Conversion (Optional): If the Notes remain outstanding at maturity, holders may elect to convert all principal and accrued interest into a new senior class of Preferred Stock at a price based on a $15 million valuation on a fully diluted basis. This Preferred Stock carries a 1x liquidation preference, broad-based weighted average anti-dilution protection, and ranks pari passu with other preferred stock.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

7. SHARE-BASED COMPENSATION

Warrant

On March 13, 2023, the Company issued to Reinventure Capital Fund I, LP, a warrant to purchase up to 324,609 shares of common stock at an exercise price of $1.54 per share. The warrant was issued in connection with the Company's Series Seed-2 Preferred Stock financing and is exercisable immediately. The warrant expires on March 13, 2028.

The fair value of the warrant was estimated on the grant date using the Black-Scholes option pricing model, with the following assumptions:

Expected life (years)	5.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate used to value the warrants was based on the yield of U.S. Treasury securities with maturities consistent with the expected term of the warrants.

The expected term of the warrants was based on their contractual life.

Expected volatility was estimated using the historical volatility of comparable publicly traded companies' common stock, as the Company's shares do not yet have sufficient trading history. The Company will continue to monitor peer group volatility and other relevant factors until its own common stock has an adequate trading history.

The dividend yield assumption reflects the Company's history and expectations. The Company has never declared or paid cash dividends on its common stock and does not anticipate paying any in the foreseeable future.

The fair value of the Company's common stock was estimated based on recent third-party transactions.

A summary of the Company's warrant activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	-		-
Granted	324,609	$ 1.54	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	**324,609**	**$ 1.54**	**4.20**
Exercisable Options at December 31, 2023	**324,609**	**$ 1.54**	**4.20**
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	**324,609**	**$ 1.54**	**3.20**
Exercisable Options at December 31, 2024	**324,609**	**$ 1.54**	**3.20**

During the year ended December 31, 2024, and 2023, the Company recognized warrant expense of $0 and $4,340, respectively.

8. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 18,755,297 shares of common stock with a par value of $0.0001 per share. As of December 31, 2024, and 2023, 9,748,745 shares of common stock were issued and outstanding. After considering outstanding preferred shares, warrants, and shares reserved under the Company's 2020 Equity Incentive Plan, there are a total of 18,255,297 fully diluted shares. Of the authorized common stock, approximately 500,000 shares remain available for future issuance, including the planned equity crowdfunding round.

Preferred Stock

The Company is authorized to issue 6,044,650 shares of preferred stock with a par value of $0.0001 per share. Preferred stockholders rank senior to common stockholders in the event of liquidation. Each series of preferred stock has distinct rights and preferences, as described below:

Series Seed Preferred Stock

The Company is authorized to issue 2,317,034 shares of Series Seed Preferred Stock. As of December 31, 2024, and 2023, 2,317,034 shares were issued and outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 1,882,775 shares of Series Seed-2 Preferred Stock. As of December 31, 2024 and 2023, 1,882,775 shares were issued and outstanding.

Series Seed-3 Preferred Stock

The Company is authorized to issue 1,441,818 shares of Series Seed-3 Preferred Stock. As of December 31, 2024, and 2023, 1,441,818 shares were issued and outstanding.

Series Seed-4 Preferred Stock

The Company is authorized to issue 130,157 shares of Series Seed-4 Preferred Stock. As of December 31, 2024, and 2023, 130,157 shares were issued and outstanding.

Series Seed-5 Preferred Stock

The Company is authorized to issue 272,866 shares of Series Seed-5 Preferred Stock. As of December 31, 2024, and 2023, 272,866 shares were issued and outstanding.

Equity Incentive Plan and Warrants

The Company has reserved 2,112,000 shares under its 2020 Equity Incentive Plan, of which none were outstanding as of December 31, 2024. Additionally, a Reventure Warrant is outstanding, representing 324,609 shares on a fully diluted basis, as stated above.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (448,729)	$ (641,213)
Valuation Allowance	448,729	641,213
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (1,353,987)	$ (905,258)
Valuation Allowance	1,353,987	905,258
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,537,489. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

On April 10, 2024, the Company entered into a Line of Credit Agreement with Martha Montoya, the Company's Chief Executive Officer and one of its largest stockholders. The agreement provides for borrowings of up to $60,000 at an annual interest rate of 5%, maturing on December 31, 2025. The line of credit is unsecured and may, at the Lender's discretion, be converted into equity. As of December 31, 2024, the outstanding balance was $26,300.

On January 30, 2024, the Company entered into a $250,000 Promissory Note with Lustgarten, LLC, a shareholder, bearing interest at 5% per annum. The note matures on January 31, 2026, and the outstanding balance was $250,000 as of December 31, 2024.

On April 28, 2024, the Company entered into a $100,000 Promissory Note with Logistic Solution Inc. ("LSI"), an entity owned by RedOak Innovations Inc., a shareholder of the Company. The note bears interest at 10% per annum. As of December 31, 2024, the outstanding balance was $100,000.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an operating loss of $1,550,204, an operating cash outflow of $863,545 and liquid assets in cash of $108,109, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

In April 2025, the Company entered into a Simple Agreement for Future Equity ("SAFE") with RevTech Labs Capital Fund 2, LP, as part of its participation in the RevTech financial accelerator program. Under the SAFE, the Company received $20,000 in cash, primarily to cover program-related expenses, and was granted access to the accelerator program and related services, which are valued at $200,000. In exchange, RevTech will be entitled to approximately 1.3% of the Company's equity upon the occurrence of the next equity financing round.

In May 2025, the Company entered into a revenue financing agreement with Forward Financing, pursuant to which it received proceeds of $70,000. The repayment terms are based on a percentage of the Company's future revenues until the obligation is satisfied.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.